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                                                                --------------
                                 UNITED STATES                   OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION        --------------
                            Washington, D.C. 20549               OMB Number:
                                                                  3235-0058
                                  FORM 12b-25                      Expires:

                          NOTIFICATION OF LATE FILING              Estimated
                                                                average burden
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K          hours per
             [X] Form 10-Q  [ ] Form N-SAR                      response..2.50
                                                                --------------
For Period Ended:  June 30, 2000                                --------------
                                                                 SEC File No.
                [ ] Transition Report on Form 10-K                 1-12571
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K              --------------
                [ ] Transition Report on Form 10-Q              --------------
                [ ] Transition Report on Form N-SAR               CUSIP No.
                                                                  34415P-10-2
For the Transition Period Ended: ____________________________   --------------

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[ Read Instruction (on back page) Before Preparing Form. Please Print or Type. ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

FOCUS AFFILIATES, INC.
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Former Name if Applicable
Intellicell Corp
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Address of Principal Executive Office (Street and Number)

401 E. Corporate Drive, Suite 220
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City, State and Zip Code

Lewisville, Texas  75057
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[x] report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.   (ATTACHED EXTRA SHEETS IF NEEDED)

Form 10-Q could not be filed within the prescribed time period due to the Company's efforts dedicated towards completing a Recapitalization Plan, time spent executing a broad restructuring of the Company's operations and the initiation within the past 30 days of a number of lawsuits involving the Company. During the three months ended June 30, 2000 the Company experienced a large reduction in work force, which included several members of its financial and accounting staff during the quarter. In light of all of these developments, the Company was unable to prepare and finalize the contents of Form 10-Q by August 14, 2000 without unreasonable effort or undue expense.


                                                                SEC 1344 (11-91)




PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            James E. Krohn               (214)                  222-7979
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                      [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     SEE ATTACHED NARRATIVE (ATTACHMENT IV)

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                            Focus Affiliates, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2000       By  /s/ James E. Krohn
    --------------------       --------------------------------------
                           Name:  James E. Krohn
                           Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

 ----------------------------------ATTENTION-----------------------------------
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                  ATTACHMENT IV

Three months ended June 30, 2000

It is anticipated that a significant change in results of operations from the three months ended June 30, 2000 ("second quarter") will be reflected in the earnings statement to be included in the Form 10-Q for the period ended June 30, 2000. Revenues for the second quarter will decrease to approximately $1,926,000 from $7,553,000 for the second quarter of 1999 due principally to the Company's lack of working capital, the inability of the Company to access trade credit from its vendors and the transition to a new business model resulting in the elimination of the Company's sales staff. The net loss for the second quarter of 2000 will increase to approximately $5,698,000 from $1,681,000 in the second quarter of 1999 due principally to higher S, G & A expenses associated with the CWI operations including non-cash charges, a restructuring charge due to the write down of fixed assets and higher interest expenses caused by the borrowings to purchase Cellular Wholesalers, Inc. and the prepayment penalties paid to the working capital lender.

Six months ended June 30, 2000

It is anticipated that a significant change in results of operations from the six months ended June 30, 2000 ("first half") will be reflected in the earnings statement to be included in the Form 10-Q for the six months ended June 30, 2000. Revenues for the first half of 2000 will increase to approximately $16,444,000 from $14,219,000 for the first half of 1999 due principally to the acquisition of CWI. The net loss for the first half of 2000 will increase to approximately $8,125,000 from $2,174,000 in the first half of 1999 due principally to higher S, G & A expenses associated with the CWI operations including non-cash charges, a restructuring charge due to the write down of fixed assets and higher interest expenses caused by the borrowings to purchase Cellular Wholesalers, Inc. and the prepayment penalties paid to the working capital lender.


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